1934 Act Registration No. 1-14700
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of April 2006
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☑	Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☑
(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: ___.)

TSMC March 2006 Sales Report
Hsinchu, Taiwan, R.O.C. — April 10, 2006 — TSMC (TAIEX: 2330, NYSE: TSM) today announced that net sales for March 2006 totaled NT$27,107 million. Revenues for the first quarter of 2006 were NT$77,293 million, higher than the first quarter guidance of between NT$73 billion and NT$76 billion.
Ms. Lora Ho, TSMC vice president and chief financial officer, noted that, “Due to the increase of wafer shipments, March 2006 sales grew 12.9 percent sequentially. On a year-over-year basis, net sales for March 2006 increased 53.9 percent.”
Sales Report:
(Unit: NT$ million)

Net Sales	2006*	2005	Increase (Decrease) %
March	27,107	17,610	53.9
January through March	77,293	55,653	38.9

*	Year 2006 figures have not been audited.
TSMC Spokesperson:
Ms. Lora Ho
Vice President and CFO
Tel: 886-3-566-4602
TSMC Acting Spokesperson:
Mr. J.H. Tzeng
PR Department Manager, TSMC
Tel: 886-3-666-5028
Mobile: 0928-882607
Fax: 886-3-567-0121
E-Mail: jhtzeng@tsmc.com
For further information, please contact:
Richard C.Y. Chung
Media Relations Manager, TSMC
Tel: 886-3-666-5038
Mobile: 886-911-258751
Fax: 886-3-567-0121
E-Mail: cychung@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited
April 10, 2006
This is to report the changes or status of 1) sales volume, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for the period of March 2006.
1) Sales volume (in NT$ thousand)

Period	Items	2006	2005
Mar	Net sales	27,106,885	17,610,390
Jan — Mar	Net sales	77,293,344	55,653,217
2) Funds lent to other parties (in NT$ thousand)

	Limit of lending	Mar		Bal. as of period end
TSMC	82,222,226	—		—
TSMC’s subsidiaries	32,069,441	175	*	1,136,100

*	The deviation was due to the fluctuation in currency exchange rate.
3) Endorsements and guarantees (in NT$ thousand)

	Limit of endorsements	Mar		Bal. as of period end
TSMC	102,777,783	300	*	1,947,600
TSMC’s subsidiaries	N/A	—		—
TSMC endorses for subsidiaries		300	*	1,947,600
TSMC’s subsidiaries endorse for TSMC		—		—
TSMC endorses for PRC companies		—		—
TSMC’s subsidiaries endorse for PRC companies		—		—

*	The deviation was due to the fluctuation in currency exchange rate.
4) Financial derivative transactions (in NT$ thousand)
     Hedging purpose (for assets / liabilities denominated in foreign currencies)

		Forward	Swap	Others
Margin Payment		—	—	—
Premium Income (Expense)		—	—	—
Outstanding	Notional Amount	1,202,448	74,913,295	—
Contracts	Mark to Market Profit/Loss	(4,343)	(291,326)	—
Expired	Notional Amount	2,255,571	105,435,446	—
Contracts	Realized Profit/Loss	87,126	1,585,470	—

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: April 10, 2006	By	/s/ Lora Ho
Lora Ho
Vice President & Chief Financial Officer